SCHEDULE 13D

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA RECYCLING ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16891 3101

(CUSIP Number)

Ku Guohua China Recycling Energy Corporation 429 Guangdong Road Shanghai 200001 People’s Republic of China Tel: (86-21) 6336-8686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) China Cinda Asset Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,610,554 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,610,554 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,554 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (2)
14	TYPE OF REPORTING PERSON IA

(1)	Includes a maximum amount of 1,610,554 shares of the Company’s Common Stock into which the remaining outstanding principal amount of the secured convertible Note, dated December 28, 2010 (excluding interest convertible into Common Stock) may be converted by Cinda HK, a subsidiary of China Cinda Asset Management Co., Ltd., after giving effect to the redemption of the U.S. dollar equivalent of RMB 25 million principal amount of the outstanding convertible Notes pursuant to the Notes Supplemental Agreement, dated as of December 9, 2011, by and among the Company and Cinda HK.
(2)	The percentage of class specified is calculated on the basis of 43,533,174 shares of Common Stock issued and outstanding as of November 7, 2011 as reported in the Company’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2011.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) China Cinda (HK) Asset Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,610,554 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,610,554 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610,554 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (2)
14	TYPE OF REPORTING PERSON IA

(1)	Includes a maximum amount of 1,610,554 shares of the Company’s Common Stock into which the remaining outstanding principal amount of the secured convertible Note, dated December 28, 2010 (excluding interest convertible into Common Stock) may be converted by Cinda HK, a subsidiary of China Cinda Asset Management Co., Ltd., after giving effect to the redemption of the U.S. dollar equivalent of RMB 25 million principal amount of the outstanding convertible Notes pursuant to the Notes Supplemental Agreement, dated as of December 9, 2011, by and among the Company and Cinda HK.
(2)	The percentage of class specified is calculated on the basis of 43,533,174 shares of Common Stock issued and outstanding as of November 7, 2011 as reported in the Company’s quarterly report of Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2011.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Well Kent International Enterprises (Shenzhen) Company Limited.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON IA

(1)	Reflects the repayment of the entire principal amount of the RMB 50 million exchangeable Loan plus interest, pursuant to the Onshore Loan Supplemental Agreement, dated as of December 9, 2011, by and among the Company and China Jingu.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) China Jingu International Trust Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON IA

(1)	Reflects the repayment of the entire principal amount of the RMB 50 million exchangeable Loan plus interest, pursuant to the Onshore Loan Supplemental Agreement, dated as of December 9, 2011, by and among the Company and China Jingu.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by adding the following sentence:

This Amendment No. 1 (“Amendment No. 1”) hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2011 (the “Schedule 13D”) relating to shares (“Shares”) of the common stock, par value $0.01 (“Common Stock”), of China Recycling Energy Corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

See Item 5 and 6.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

See Item 5 and 6.

Item 5.	Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended as follows:

On December 9, 2011, the Reporting Persons and the Company entered into (i) a supplemental agreement to the Purchase Agreement (“Notes Supplemental Agreement”) and (ii) a supplemental agreement to the Onshore Loan Agreement (“Onshore Loan Supplemental Agreement”), relating to the redemption and repayment of the Onshore Loan.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended as follows:

Notes Supplemental Agreement. Under the terms of the Notes Supplemental Agreement, the Company and the Reporting Persons agreed to terminate their respective obligations to sell and purchase the second tranche of convertible Notes under the Purchase Agreement, which would have had a principal amount equivalent to RMB 50 million. The Company and the Reporting Persons also agreed that on each of December 30, 2011 and November 30, 2012 (each a “Redemption Date” and together the “Redemption Dates”), the Company would respectively redeem half of the outstanding convertible Notes at a price equal to the U.S. dollar equivalent of RMB 25 million (“Redemption Principal Amount”), plus accrued interest at a rate of eighteen percent (18%) per annum (“Redemption Interest Rate”) on the Redemption Principal Amount up to the applicable Redemption Date, minus any Interim Interest Rate already accrued and paid on the Redemption Principal Amount up to the applicable Redemption Date (together with the Redemption Principal Amount, the “Redemption Price”). On December 30, 2011, the U.S. dollar equivalent of RMB 25 million of convertible Notes were redeemed.

Onshore Loan Supplemental Agreement. Under the terms of the Onshore Loan Supplemental Agreement, on December 16, 2011, Xi’an TCH repaid to China Jingu the RMB 50 million Loan principal amount plus interests at a rate of eighteen percent (18%) per annum on the Loan principal amount up to December 16, 2011 and the related fees.

Additional Share Pledge. On December 9, 2011, Ku Guohua agreed to provide 1.5 million additional shares in the Company as additional collateral for the repayment of the remaining principal amount of convertible Notes to Cinda HK.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement, dated as of February 1, 2011 by and among the Reporting Persons (incorporated by reference to exhibit 1 to the Schedule 13D filed with the Commission on February 1, 2011).

2.	Notes Supplemental Agreement, dated as of December 9, 2011 by and among the Company and Cinda HK (incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 9, 2011).

3.	Onshore Loan Supplemental Agreement, dated as of December 9, 2011 by and among the Company and China Jingu (incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on December 9, 2011).

4.	Form of Notes Purchase Agreement (incorporated by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 16, 2010).

5.	Capital Trust Loan Contract (incorporated by reference to exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 16, 2010).

6.	Form of Amended and Restated Shareholders Agreement (incorporated by reference to exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 16, 2010).

7.	Form of Secured Convertible Note (incorporated by reference to exhibit 10.5 to the Company’s quarterly report on Form 10-Q filed with the Commission on November 16, 2010).

8.	Form of Exchange Rights Agreement (incorporated by reference to exhibit 2 to the Schedule 13D filed with the Commission on February 1, 2011).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: January 9, 2012

China Cinda Asset Management Co. Ltd.

By:	/s/ Jinfan Zang
Name:	Jinfan Zang
Title:	Chief Executive Officer

China Cinda (HK) Asset Management Co. Ltd.

By:	/s/ Ma Yin Lin
Name:	Ma Yin Lin
Title:	Director

Well Kent International Enterprises (Shenzhen) Company Limited.

By:	/s/ Gao Zihan
Name:	Gao Zihan
Title:	Managing Director

China Jingu International Trust Co., Ltd.

By:	/s/ Zong Zhang
Name:	Zong Zhang
Title:	Director